Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

MARATHON ACQUISITION CORP.

MARATHON ACQUISITION CORP., a corporation existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.	The name of the Corporation is “Marathon Acquisition Corp.”

2.	The Corporation’s original Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on April 27, 2006.

3.	The Corporation has not received any payment for any of its stock.

4.	Pursuant to Sections 241 and 245 of the Delaware General Corporation Law (the “DGCL”), the Corporation’s original Certificate of Incorporation is hereby amended and restated in its entirety as set forth herein (the “Amended and Restated Certificate”) to read as follows:

FIRST: The name of the Corporation is Marathon Acquisition Corp.

SECOND: The registered office of the Corporation is located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at that address is Corporation Service Company.

THIRD: The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 250,000,000 of which 249,000,000 shares shall be Common Stock with a par value of $0.0001 per share and of which 1,000,000 shares shall be Preferred Stock with a par value of $0.0001 per share.

A.	Preferred Stock. The Board of Directors is expressly granted authority to issue shares of Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required to take such action pursuant to any Preferred Stock Designation.

B.	Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

C.	Assessment of Stock. The capital stock of the Corporation, after the amount of the subscription price has been fully paid in, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

FIFTH: Paragraphs A through J set forth below shall apply during the period commencing upon the consummation of the Corporation’s IPO (as defined below) and terminating upon the consummation of any “Business Combination” (as defined below), and may not be amended after the consummation of the Corporation’s IPO (as defined below) without the unanimous approval of the Corporation’s stockholders prior to the consummation of any Business Combination. A “Business Combination” shall mean the acquisition by the Corporation, whether by merger, capital stock exchange, asset or stock acquisition, reorganization or other similar type of transaction or a combination of any of the foregoing, of one or more operating businesses (collectively, the “Target Business”) having, collectively, a fair market value (as calculated in accordance with the requirements set forth below) of at least 80% of the amount in the Trust Account (as defined below) (after excluding from such amount any amount that is or will be due and payable as deferred underwriting discounts and commissions (the “Deferred Underwriting Compensation”) pursuant to the terms and conditions of the underwriting agreement (the “Underwriting Agreement”) to be entered into in connection with the Corporation’s initial public offering (the “IPO”) of its Common Stock (such shares of Common Stock issued in connection with the IPO, the “IPO Shares”)) at the time of such acquisition; provided, that any acquisition of multiple operating businesses shall occur contemporaneously with one another. “Trust Account” shall mean the trust account established by the Corporation in connection with the consummation of its IPO and into which the Corporation will deposit a designated portion of the net proceeds from the IPO, including any Deferred Underwriting Compensation, and certain other amounts. For purposes of this Article Fifth, fair market value shall be determined by the Board of Directors of the Corporation based upon financial standards generally accepted by the financial community, such as actual and potential sales, earnings, cash flow and book value. If the Board of Directors of the Corporation is not able to independently determine the fair market value of the Target Business, the Corporation shall obtain an opinion with regard to such fair market value from an unaffiliated, independent investment banking firm that is a member of the National Association of Securities Dealers, Inc. The Corporation is not required to obtain an opinion from an investment banking firm as to fair market value of the Target Business if the Corporation’s Board of Directors independently determines the fair market value for such Target Business.

A.	Prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the DGCL. In the event that a majority of the IPO Shares cast at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided, that the Corporation shall not consummate any Business Combination if holders representing 20% or more in interest of the IPO Shares exercise their conversion rights described in paragraph B below.

B.	In the event that a Business Combination is approved in accordance with paragraph A above and is consummated by the Corporation, any stockholder holding IPO Shares who voted against the Business Combination may, contemporaneous with such vote, demand that the Corporation convert his, her or its IPO Shares into cash. If so demanded, the Corporation shall convert such shares at a per share conversion price equal to the quotient of (i) the amount in the Trust Account, inclusive of any interest income thereon, net of any income taxes payable on such interest income and any interest income of up to $4.5 million that has been released to the Corporation to fund its working capital requirements, and any Deferred Underwriting Compensation included therein, calculated as of two business days prior to the proposed consummation of the Business Combination, divided by (ii) the total number of IPO Shares as of such calculation date.

C.	In the event that the Corporation does not consummate a Business Combination by the later of (i) 18 months after the consummation of the IPO or (ii) 24 months after the consummation of the IPO in the event that any of a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed but was not consummated within such 18-month period, the officers of the Corporation shall take all such action necessary to dissolve and liquidate the Corporation as soon as reasonably practicable. In the event that the Corporation is so dissolved and liquidated, the Corporation shall pay no liquidating distributions to the holders of any shares of capital stock or other securities of the Corporation other than to the holders of IPO Shares.

D.	A holder of IPO Shares shall be entitled to receive distributions from the Trust Account only in the event of a liquidation of the Corporation or in the event he, she or it demands conversion of his, her or its shares in accordance with paragraph B above. Except as may be required under applicable law, in no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Account or any amount or other property held therein.

E.	Unless and until the Corporation has consummated a Business Combination as permitted under this Article Fifth, the Corporation may not consummate any other business combination, whether by merger, acquisition, asset purchase or otherwise.

F.	The Board of Directors of the Corporation shall establish and maintain an audit committee (the “Audit Committee”) composed of such number of independent directors (the “Independent Directors”) as required by Rule 10A-3 of the Securities Exchange Act of 1934 and the rules and regulations of the American Stock Exchange (the “AMEX”), as set forth in the AMEX Company Guide. For purposes of this paragraph, independence shall be determined in accordance with Rule 10A-3 of the Securities Exchange Act of 1934 and Section 121 of the AMEX Company Guide.

G.	Upon consummation of the Corporation’s IPO, the amount to be held in trust (as set forth in the Corporation’s registration statement on Form S-1 to be filed with the Securities and Exchange Commission (the “Registration Statement”), at the time such Registration Statement goes effective) of the net proceeds received by the Corporation in connection with the IPO, including any Deferred Underwriting Compensation, and certain other amounts, shall be held in the Trust Account. The Corporation shall not, and no employee of the Corporation shall, disburse any of the proceeds held in the Trust Account except (i) for the payment of the Corporation’s income tax liability associated with the interest income earned on the proceeds held in the Trust Account, (ii) for the release of interest income of up to $4.5 million to the Corporation to fund the Corporation’s working capital requirements, (iii) in connection with a Business Combination or thereafter, including the payment of any Deferred Underwriting Compensation in accordance with the terms of the Underwriting Agreement, (iv) upon the Corporation’s liquidation, or (v) as otherwise set forth herein.

H.	Subject to the limitations set forth in the Registration Statement, the Audit Committee will review and approve the reimbursement by the Corporation of any expense incurred by the Corporation’s officers and directors incident to consummating the IPO and identifying, investigating and consummating a Business Combination. Any expense reimbursement payable to a member of the Audit Committee will be reviewed and approved by the Board of Directors, with any member of the Board of Directors that has a financial interest in such expense reimbursement abstaining from such review and approval.

I.	In connection with the IPO, the Corporation shall enter into letter agreements with each of the initial stockholders of the Corporation and such other agreements (collectively, the “IPO Agreements”) as will be filed as exhibits to the Registration Statement.

J.	The members of the Audit Committee shall review the requirements of this Article Fifth at each quarterly meeting of the Audit Committee to determine compliance by the Corporation with the requirements thereof and hereof. In addition, the members of the Corporation’s Audit Committee shall review the terms and provisions of each IPO Agreement at each quarterly meeting of the Audit Committee to determine compliance by the parties thereto with the terms and provisions of each IPO Agreement. If any noncompliance is identified, then the Audit Committee shall immediately take all action necessary to rectify such noncompliance or otherwise cause compliance with the requirements of this Article Fifth or the terms and provisions of each IPO Agreement.

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A.	Election of directors need not be by ballot unless the Corporation’s Bylaws so provide.

B.	The number of directors of the Corporation shall be fixed from time to time by, or in the manner provided in, the Bylaws.

C.	The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the Corporation’s Bylaws as provided in the Corporation’s Bylaws.

D.

The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of stockholders or at any special meeting of stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

E.	In addition to the powers and authorities hereinbefore stated or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, notwithstanding, to the provisions of applicable law, this Certificate of Incorporation, and any bylaws from time to time made by the stockholders; provided, however, that no bylaw so made shall invalidate any prior act of the directors which would have been valid if such bylaw had not been made.

F.	Subsequent to the consummation of the IPO, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by written consent of the stockholders.

G.	Subject to the rights of the shares of any series of Preferred Stock then outstanding, any director may be removed from office at any time, but only for cause, at a meeting called for that purpose, and only by the affirmative vote of the holders of at least 75% of the shares of the Corporation’s capital stock then outstanding and entitled to vote in the election of directors, voting together as a single class.

H.	Upon the consummation of the IPO, the Board of Directors shall be divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as possible and no class shall include less than one director. The term of office of directors of one class shall expire at each annual meeting of stockholders, and in all cases as to each director when such director’s successor shall be elected and shall qualify or upon such director’s earlier resignation, removal from office, death or incapacity. Additional directorships resulting from an increase in number of directors shall be apportioned among the classes as equally as possible. In the event of any decrease in the number of directors, all classes of directors shall be deceased equally as nearly as possible. The initial term of office of directors of Class I shall expire at the annual meeting of stockholders in 2007; that of Class II shall expire at the annual meeting in 2008; and that of Class III shall expire at the annual meeting in 2009; and in all cases as to each director when such director’s successor shall be elected and shall qualify or upon such director’s earlier resignation, removal from office, death or incapacity. At each annual meeting of stockholders, beginning with the annual meeting of stockholders in 2007, the number of directors equal to the number of directors of the class whose term expires at the time of such meeting (or, if less, the number of directors properly nominated and qualified for election) shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of election.

SEVENTH: The following paragraphs shall apply with respect to liability and indemnification of officers and directors:

A.	A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is hereafter amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this Article Seventh by the stockholders of the Corporation or otherwise shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

B.	Each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that he/she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while so serving, shall be indemnified and held harmless by the Corporation to the full extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), or by other applicable law as then in effect, against all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”), penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such Indemnitee in connection therewith. Such indemnification shall continue as to a person who has ceased to be a director, officer, partner, member or trustee and shall inure to the benefit of his or her heirs, executors and administrators. Each person who is or was serving as a director or officer of a subsidiary of the Corporation shall be deemed to be serving, or have served, at the request of the Corporation.

C.	Any indemnification (but not advancement of expenses) under this Article Seventh (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment). Such determination shall be made with respect to a person who is a director or officer at the time of such determination (a) by a majority vote of the directors who were not parties to such proceeding (the “Disinterested Directors”), even though less than a quorum, (b) by a committee of Disinterested Directors designated by a majority vote of Disinterested Directors, even though less than a quorum, (c) if there are no such Disinterested Directors, or if such Disinterested Directors so direct, by independent legal counsel in a written opinion, or (d) by the stockholders.

D.	Expenses (including attorneys’ fees, costs and charges) incurred by a director or officer of the Corporation in defending a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced in the event that it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation as authorized in this Article Seventh. The majority of the Disinterested Directors may, in the manner set forth above, and upon approval of such director or officer of the Corporation, authorize the Corporation’s counsel to represent such person, in any Proceeding, whether or not the Corporation is a party to such Proceeding.

E.

Any indemnification or advance of expenses (including attorney’s fees, costs and charges) under this Article Seventh shall be made promptly, and in any event within 60 days upon the written request of the director or officer (and, in the case of advance of expenses, receipt of a written undertaking by or on behalf of Indemnitee to repay such amount if it shall ultimately be determined that Indemnitee is not entitled to be indemnified therefor pursuant to the terms of this Article Seventh). The right to indemnification or advances as granted by this Article Seventh shall be enforceable by the director or officer in any court of competent jurisdiction, if the Corporation denies such request, in whole or in part, or if no disposition thereof is made within 60 days. Such person’s costs and expenses incurred in connection with successfully establishing his/her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses (including attorney’s fees, costs and charges) under this Article Seventh where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in the DGCL, as the same exists or hereafter may be amended

(but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he/she has met the applicable standard of conduct set forth in the DGCL, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), nor the fact that there has been an actual determination by the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

F.	The indemnification and advancement of expenses provided by this Article Seventh shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his/her official capacity and as to action in another capacity while holding office or while employed by or acting as agent for the Corporation, and shall continue as to a person who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administers of such person. All rights to indemnification under this Article Seventh shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article Seventh is in effect. Any repeal or modification of this Article Seventh or any repeal or modification of relevant provisions of the DGCL or any other applicable laws shall not in any way diminish any rights to indemnification of such director or officer or the obligations of the Corporation arising hereunder with respect to any Proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such modification or repeal. For the purposes of this Article Seventh, references to “the Corporation” include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation, so that any person who is or was a director or officer of such a constituent corporation or is or was serving at the request of such constituent corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article Seventh, with respect to the resulting or surviving corporation, as he/she would if he/she had served the resulting or surviving corporation in the same capacity.

G.	The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her or on his/her behalf in any such capacity, or arising out of his/her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article Seventh; provided, however, that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the Board of Directors.

H.	If this Article Seventh or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each person entitled to indemnification under the Paragraph B of this Article Seventh as to all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, ERISA excise taxes and penalties, penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person and for which indemnification is available to such person pursuant to this Article Seventh to the full extent permitted by any applicable portion of this Article Seventh that shall not have been invalidated and to the full extent permitted by applicable law.

I.	The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article Seventh with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

J.	Any repeal or modification of the foregoing provisions of this Article Seventh shall not adversely affect any right or protection of any director, officer, employee or agent of the Corporation existing at the time of such repeal or modification.

EIGHTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation. This Article Eighth is subject to the requirements set forth in Article Fifth, and any conflict arising in respect of the terms set forth hereunder and thereunder shall be resolved by reference to the terms set forth in Article Fifth.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer as of this 11th day of May, 2006.

MARATHON ACQUISITION CORP.

By:	/s/ Michael S. Gross

8